Registration Number. 333-126835
Rule 424(b)(3)
Supplement Dated September 28, 2005
to Prospectus Dated August 5, 2005
REGEN BIOLOGICS, INC.
            This prospectus supplement (the “Supplement”) is part of, and should be read in conjunction with, the prospectus dated August 5, 2005 (as previously supplemented by the supplements dated August 15, 2005 and September 22, 2005, together the “Prospectus”) relating to the registration of certain shares of common stock of ReGen Biologics, Inc. (the “Company”) held by the selling stockholders described in the Prospectus.
•	The Company received a warning letter dated September 16, 2005 (the “Warning Letter”) from the United States Food and Drug Administration (“FDA”). The Warning Letter was a follow-up to the FDA Form 483 notice of inspectional observations dated May 18, 2005 relating to the FDA inspection of the Company’s Franklin Lakes, NJ site in April and May 2005. The observations related primarily to the Company’s monitoring, compliance and the retention of records in the conduct of the Multicenter Pivotal Clinical Trial for the Collagen Meniscus Implant, or CMI. The Company was aware of the issues that led to the observations prior to the time of the FDA inspection. In fact, the Company had earlier notified the FDA of such issues and had commenced corrective action.

•	The Company submitted its response to the Form 483 via letter dated June 7, 2005. The Company also submitted to the FDA a revised set of training and other procedures on August 16, 2005 (the “Updated Procedures”). The Updated Procedures specifically address training of the new corrective procedures, as well as follow-up and monitoring to ensure the effective implementation of the corrective actions called for by the Form 483 observations. The FDA inspection, the receipt of the Form 483 and the Company’s response, was previously disclosed in the Prospectus.

•	The Warning Letter indicates that the FDA believes that the Company had not adequately addressed in its June 7, 2005 written response the specific observations and issues identified in the Form 483. The Company believes that it responded to the issues raised in the Form 483 through the response to the Form 483 and the Updated Procedures previously provided to the FDA. Management believes that the Warning Letter did not take into account the Company’s adoption and implementation of the Updated Procedures. The Company will submit its written response to the Warning Letter by October 7, 2005, and will include or reference its previously submitted response to the Form 483 and the Updated Procedures.

•	In accordance with standard FDA procedure, the Warning Letter is available on the FDA’s website at http://www.fda.gov/foi/warning.htm.
            You should read this Supplement in conjunction with the Prospectus. This Supplement updates certain information in the Prospectus, and, accordingly, to the extent inconsistent, the information in this Supplement supercedes the information contained in the Prospectus.